Exhibit 99.1

IM Cannabis Reports Third Quarter 2023 Financial Results

IMC remains singularly focused on accelerating its path to profitability through active cost management and margin improvement while maintaining sales.

TORONTO, and GLIL YAM, Israel, Nov. 13, 2023 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the third quarter ended September 30, 2023. All amounts are reported in Canadian dollars and compared to the quarter ended September 30, 2022, unless otherwise stated.

The full set of unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 (the "Q3 FS"), and the accompanying management's discussion and analysis (the "Q3 MD&A"), can be accessed by visiting the Company's website at https://investors.imcannabis.com/, and its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

Q3 2023 Financial Highlights

•	6.6% decrease in Revenue and an additional 6.4% decrease in Revenue directly related to negative currency fluctuations for a total revenue of $12.4 million

•	10% increase in Gross Margin

•	30% increase in Gross Profit

•	65% decrease in Non-IFRS Adjusted EBITDA Loss

•	34% decrease in operating expenses, a 6% decrease compared to Q2, 2023

Management Commentary

"As in the previous quarters, in Q3 2023, we continued towards our goal of sustainable profitability," said Oren Shuster, Chief Executive Officer of IMC. "Our focus on premium and premium plus in the Israeli market, where we are market leaders. On the flip side, we had to adjust our portfolio accordingly, to clean out the slow-moving mid and low range stock, which increased our sales volumes, but affected both our revenue and gross margin this quarter."

"In Q3 we were further able to deliver on our goal of active cost and margin management," said Itay Vago, Chief Financial Officer of IMC. "While we were able to further reduce our operating costs in Q3 by 34% vs Q3 2022 and 6% vs Q2 2023, our revenue and gross margin was negatively impacted by the currency fluctuations between the Israeli Shekel and the Canadian Dollar causing a 2.4% decrease in revenue in Q3 vs Q2 2023 and a $800.000 decrease overall in 2023."

Q3 2023 Conference Call

The Company will host a zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Operational Highlights

•
In Q3 we kicked off a full integration project between Israel and Germany to further drive efficiencies in both of our markets.  From supply to marketing and sales we are sharing information and working together as one team.

On October 7, 2023, the war between the terror organization Hamas and Israel began. While it is still too early to assess the extent of the impact it has and will have on the medical cannabis industry in Israel and on IMC, we expect that IMC may be impacted.

IMC Israel:

•	We reenforced our position as #1 in the premium market through the launch of two new LOT 420 high THC strains, Glto 33 and Xeno, as well as an additional IMC product, Chemchew.

•	We outsourced outpatient delivery service, keeping the same level of service but with an estimated $300,000 CAD in annual savings.

IMC Germany:

•
We launched our first premium High THC strain leveraging the entire IMC Israel branding and collateral.  By working closely with the Israeli team, we were able to ensure that this launch was our strongest launch in Germany so far.

Q3 2023 Financial Results

•
Revenues for the third quarter of 2023 were $12.4 million compared to $14.2 million in the third quarter of 2022, a decrease of 13%. Of these 13%, almost half, 6.4% or $0.9 million of the decrease is coming from negative currency fluctuations.

•	Gross Margin, before fair value adjustments, in the third quarter of 2023 was 22%, compared to 20% in the third quarter of 2022, an increase of 10%.

•
Non-IFRS Adjusted EBITDA Loss in the third quarter of 2023 was $1.3 million, compared to an Adjusted EBITDA Loss of $3.7 million in the third quarter of 2022, a decrease of 65%. The decrease is mainly attributable to slow moving mid-range stock discounts and dollar rate increase effect.

•
Total Operating Expenses in the third quarter of 2023 were $4.9 million, compared to $7.5 million in the third quarter of 2022, a decrease of 34%. Most of the decline can be attributed to restructuring that took place in 2023.

•
Total Dried Flower sold in the third quarter of 2023 was approximately 2,558kg with an average selling price of $4.35 per gram compared to approximately 1,453kg in the third quarter of 2022 with an average selling price of $9.08 per gram. The decrease in average selling price was caused by increased competition within the retail segment, and mid-range stock discounts.

•
Gross Profit for the third quarter of 2023 was $2.6 million, compared to $2 million in the third quarter of 2022, an increase of 30%. The increase is mainly attributable to increased high margin sales of imported premium cannabis products, and reduction of costs of sales.

•
General and Administrative Expenses in the third quarter of 2023 were $2.1 million, compared to $4.3 million in the third quarter of 2022, a decrease of 51%. The decrease in the general and administrative expense is mainly attributable to reduced employee salaries derived from the restructuring plan in Israel announced in the first quarter of 2023 and presented separately in the interim financial statement for the period.

•	Selling and Marketing Expenses in the third quarter of 2023 were $2.6 million, compared to $2.8 million in the third quarter of 2022, a decrease of 7%.

•	Operating Loss in the third quarter of 2023 was $2.3 million, compared to $5.5 million in the third quarter of 2022, a decrease of 58%.

•
Net Loss from Continuing Operations in the third quarter of 2023 was $2.1 million, compared to $4.5 million in the third quarter of 2022, driven mostly by higher gross margin and reduction in operating expenses and offset by finance income in the third quarter of 2022.

•	Basic Loss and Diluted per Share from Continuing Operations in the third quarter of 2023 was $(0.16), compared to a loss of $(0.06) per share in the third quarter of 2022.

•	Cash and Cash Equivalents as of September 30, 2023 were $1.3 million, compared to $2.4 million in December 31, 2022.

•
Total Assets as of September 30, 2023 were $52.4 million, compared to $60.7 million in December 31, 2022, a decrease of 14%. The decrease is mainly attributed to reduced cash and cash equivalents, inventory and to the effect of dollar rate increase on items denominated in Israeli Shekels.

•
Total Liabilities as of September 30, 2023 were $32.6 million, compared to $36.9 in December 31, 2022, a decrease of 12%. The decrease was mainly due to the reduction in trade payables, valuation of warrants fair value and to the effect of dollar rate increase on items denominated in Israeli Shekels.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended December 31, 2022, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exiting operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company leaving the Canadian cannabis market to focus on the Israel and Germany markets; the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; the Company's focus and goals, including remaining singularly focused on accelerating its path to profitability through active cost management and margin improvement while maintaining sales; the Company achieving sustainable profitability and increasing shareholder value; statements regarding the Company's ongoing restructuring of its operations, including the reduction in its Israeli workforce; the strategic plans of the Company; and the Company's estimated cost reductions and its ability to maintain revenues.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the development and introduction of new products; continuing demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's ability to reach patients through both e-commerce and brick and mortar retail operations; the Company's ability to maintain and renew or obtain required licenses; the effectiveness of its products for medical cannabis patients and recreational consumers; the Company focusing on the Israel and Germany markets; the Israel-Hamas war having minimal impact on the Company, its operations and the medical cannabis industry in Israel; the Company remaining singularly focused on accelerating its path to profitability; the Company continuing to actively cost manage and improve margins, while maintaining sales; the Company continuing to achieve sustainable profitability and increase shareholder value; the Company completing its restructuring of its operations, including the reduction in its Israeli workforce; the Company achieving cost reductions and maintaining revenues; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; and the inability of the Company to reduce costs and/or maintain revenues.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 29, 2023, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		September 30, 2023	December 31, 2022
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,304	$2,449
Trade receivables		9,672	8,684
Advances to suppliers		1,198	1,631
Other accounts receivable		5,140	3,323
Inventories		11,031	16,585

		28,345	32,672
NON-CURRENT ASSETS:

Property, plant and equipment, net		5,020	5,221
Investments in affiliates		2,202	2,410
Right-of-use assets, net		1,203	1,929
Deferred tax assets, net		648	763
Intangible assets, net		6,021	7,910
Goodwill		8,926	9,771

		24,020	28,004

Total assets		$52,365	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		September 30, 2023	December 31, 2022
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$9,586	$15,312
Bank loans and credit facilities		10,137	9,246
Other accounts payable and accrued expenses		6,000	6,013
Accrued purchase consideration liabilities		1,830	2,434
Current maturities of operating lease liabilities		448	814

		28,001	33,819

NON-CURRENT LIABILITIES:

Warrants measured at fair value	3	2,447	8
Operating lease liabilities		720	1,075
Long-term loans		376	399
Employee benefit liabilities, net		30	246
Deferred tax liability, net		997	1,332

		4,570	3,060

Total liabilities		32,571	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	4

Share capital and premium		251,155	245,776
Translation reserve		1,304	1,283
Reserve from share-based payment transactions		12,455	15,167
Accumulated deficit		(245,747)	(239,574)

Total equity attributable to equity holders of the Company		19,167	22,652

Non-controlling interests		627	1,145

Total equity		19,794	23,797

Total liabilities and equity		$52,365	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
	(Unaudited)

Revenues	$38,106	$39,874	$12,370	$14,170
Cost of revenues	28,391	31,374	9,632	11,351
Gross profit before fair value adjustments	9,715	8,500	2,738	2,819

Fair value adjustments:
Unrealized change in fair value of biological assets	-	(315)	-	-
Realized fair value adjustments on inventory sold in the period	(710)	(1,626)	(93)	(866)
Total fair value adjustments	(710)	(1,941)	(93)	(866)

Gross profit	9,005	6,559	2,645	1,953

General and administrative expenses	7,708	11,670	2,145	4,315
Selling and marketing expenses	7,991	8,379	2,564	2,797
Restructuring expenses	617	4,383	-	-
Share-based compensation	316	2,209	195	367
Total operating expenses	16,632	26,641	4,904	7,479

Operating loss	7,627	20,082	2,259	5,526

Finance income, net	869	3,782	248	1,198

Loss before income taxes	6,758	16,300	2,011	4,328
Income tax benefit (expense)	(50)	(1,029)	125	204

Net loss from continuing operations	(6,708)	(15,271)	(2,136)	(4,532)

Net loss from discontinued operations	-	(142,581)	-	(123,643)

Net loss	(6,708)	(157,852)	(2,136)	(128,175)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	36	-	-	-

Exchange differences on translation to presentation currency	(622)	(1,630)	39	1,312

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	(586)	(1,630)	39	1,312

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	624	654	158	(549)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:	624	654	158	(549)

Total other comprehensive income (loss)	38	(976)	197	763

Total comprehensive loss	$(6,670)	$(158,828)	$(1,939)	$(127,412)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2023	2022	2023	2022
	Note	Unaudited

Net loss attributable to:
Equity holders of the Company		$(6,209)	$(155,863)	$(2,150)	$(127,788)
Non-controlling interests		(499)	(1,989)	14	(387)

		$(6,708)	$(157,852)	$(2,136)	$(128,175)

Total comprehensive loss attributable to:
Equity holders of the Company		$(6,152)	$(156,754)	$(1,943)	$(127,069)
Non-controlling interests		(518)	(2,074)	4	(343)

		$(6,670)	$(158,828)	$(1,939)	$(127,412)
Net income (loss) per share attributable to equity holders of the Company:	6
Basic loss per share (in CAD)		$(0.49)	$(2.22)	$(0.16)	$(1.81)
Diluted loss per share (in CAD)		$(0.49)	$(2.29)	$(0.16)	$(1.81)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic loss per share (in CAD)		$(0.49)	$(0.19)	$(0.16)	$(0.06)
Diluted loss per share (in CAD)		$(0.49)	$(0.26)	$(0.16)	$(0.06)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		-	$(2.03)	-	$(1.75)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities:

Net loss for the period	$(6,708)	$(157,852)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	-	(553)
Fair value adjustment on sale of inventory	710	3,816
Fair value adjustment of warrants measured at fair value and derivative assets	(4,547)	(5,892)
Depreciation of property, plant and equipment	494	2,530
Amortization of intangible assets	1,329	1,834
Depreciation of right-of-use assets	442	1,504
Goodwill impairment	-	107,854
Impairment of property, plant and equipment	-	2,277
Impairment of intangible assets	-	3,067
Impairment of right-of-use assets	-	1,914
Finance expenses, net	3,678	6,226
Deferred tax benefit, net	(200)	(1,851)
Share-based payment	316	3,284
Revaluation of other receivable	-	4,191
Restructuring expenses	-	8,773

	2,222	138,974
Changes in working capital:

Decrease (increase) in trade receivables, net	(2,719)	1,215
Decrease (increase) in other accounts receivable	(353)	3,419
Decrease in biological assets, net of fair value adjustments	-	522
Decrease (increase) in inventories, net of fair value adjustments	4,844	(641)
Increase (decrease) in trade payables	(4,652)	8,020
Increase (decrease) in employee benefit liabilities, net	(204)	14
Increase (decrease) in other accounts payable and accrued expenses	265	(3,324)

	(2,819)	9,225

Taxes paid	(552)	(470)

Net cash used in operating activities	(7,857)	(10,123)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Nine months ended September 30,
	2023	2022
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(553)	$(1,386)
Proceeds from sales of property, plant and equipment	-	210
Proceeds from loans receivable	-	350

Net cash used in investing activities	$(553)	$(826)

Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$1,688	$3,174
Proceeds from exercise of options	-	335
Proceeds from issuance of Warrants	6,585	-
Repayment of lease liability	(435)	(1,075)
Payment of lease liability interest	(44)	(1,262)
(Repayment) proceeds from bank loan and credit facilities, net	(1,109)	2,510
Interest paid	(163)	(774)
Proceeds from factoring of checks receivables	2,932	-

Net cash provided by financing activities	9,454	2,908

Effect of foreign exchange on cash and cash equivalents	(2,189)	(1,879)

Increase (decrease) in cash and cash equivalents	(1,145)	(9,920)
Cash and cash equivalents at beginning of the period	2,449	13,903

Cash and cash equivalents at end of the period	$1,304	$3,983

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$49	$269
Issuance of shares in payment of purchase consideration liability	$-	$3,062
Issuance of shares and warrants in payment of debt settlement to a non-independent director of the company	$1,061	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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